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www.tangoldcorp.com

Doubling of Gold Mineral Resources Confirmed

For Immediate Release                                                                                       June 23 2020

VANCOUVER (GlobeNewswire) - Tanzanian Gold Corp. (TSX: TNX); (NYSE American: TRX) (the “Company”) is pleased to announce that it has filed a National Instrument 43-101 Independent Technical Report entitled “Updated Mineral Resource Estimate for the Buckreef Gold Mine Project, Tanzania, East Africa” (the “Report”). This Report follows the Company’s release of March 17, 2020 that announced a doubling of Resources in the Measured and Indicated Categories as well as highlighting the upside potential in Exploration Targets. The Report has been filed on SEDAR and is available on the Company’s website.

The new Estimated Mineral Resources

The Estimated Mineral Resources released today at a cut-off grade of 0.4 g/t Au are set out below:

Prospect	Measured			Indicated			Inferred			Total Measured + Indicated
	Tonnes	Grade	In Situ Content	Tonnes	Grade	In Situ Content	Tonnes	Grade	In Situ Content	Tonnes	Grade	In Situ Content
	(Mt)	Au (g/t)	Au (Oz)	(Mt)	Au (g/t)	Au (Oz)	(Mt)	Au (g/t)	Au (Oz)	(Mt)	Au (g/t)	Au (Oz)
Buckreef	19.98	1.99	1,281,160	15.89	1.48	755,120	17.82	1.11	635,540	35.88	1.77	2,036,280

Notes and Key Assumptions:

Mineral Resources inclusive of Mineral Reserves (no Mineral Reserves reported in this update)
Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability

All resources below 540mRL classified as inferred

Estimates over variable widths of 2 to 40m

Bulk Density ranges 2.0g/cm3 to 2.8g/cm3

55% attributable to the Company

Effective Date: May 15, 2020

The Report notes that ”Since the last update, June 2018, the Buckreef Shear Zone Measured Mineral Resources have more than doubled in terms of tonnage but increased by two and half times in terms of contained ounces mainly due to the high grades intersected in the Main Zone Central and North East extension during the last drilling campaign. Indicated Mineral Resources have increased by approximately 20% percent with a corresponding nearly 30% increase in contained ounces. Inferred Mineral Resources have also more than doubled but contained ounces just fall short of being double.  This is due to the deeper drilling and to reflect the open–ended nature of the mineralisation.”

Interested parties are encouraged to review the Report in its entirety.

Variances between the March 17, 2020 estimate and the final estimate:

There are several changes between the preliminary results released on March 17, 2020 and the final results released today; notably:

a)

A reclassification in the Measured and Indicated Categories resulted in a reduction of tonnes in the Measured category and an in an increase in the tonnes of the Indicated category such that the combined tonnes in both categories was reduced by 21%; but combined ounces only declined by 13% (a reduction of 307,360 oz from March 17, 2020);

b)

A notable increase of 14% in the grade of the Measured category to 1.99 g/t Au; and a 43% increase in the grade of the Indicated category to 1.48 g/t Au; and

c)

In the Inferred category the tonnage and the grade increased by close to 80% such that the final in-situ ounces of gold in the Inferred category increased from 39,190 oz to 635,540 oz.

The major reason for this global reclassification in all three categories is that the March 17, 2020 estimate was based on kreiging parameters for the Main Zone which were applied to the South Zone and to the Northeast Zone and the narrow parallel zones in these areas. The estimate today improved classification by treating the zones separately and examining kreiging efficiencies accordingly.

No Changes in the Exploration Targets:

As stated on March 17, 2020 “In accordance with Part 2 of the NI 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”), set out below are the potential exploration targets at The Buckreef Sheer Zone (the “Exploration Targets”).

Exploration Targets at Buckreef Sheer Zone

	Tonnage Range		Grade Range		Ounces Range
Target Area	Tonnes	Tonnes	Au (g/t)	Au (g/t)	Ounces	Ounces
Northeast Extension	4,000,000	6,000,000	1.40	2.50	180,047	482,269
Main Zone	25,000,000	35,000,000	1.30	1.50	1,044,915	1,687,940

It should be noted that the potential quantity and grade of these Exploration Targets is conceptual in nature, that there has been insufficient exploration to define a mineral resource and that it is uncertain if further exploration will result in the target being delineated as a mineral resource as per the NI 43-101 reporting standards. The Exploration Targets include 5 isolated drill holes and assume projections of mineralized structures to deep levels as well as an extension of the Northeast Zone, and are based a continuation of favourable geological conditions that host mineralized structures which have been encountered in shallower drilling of Phase II to deep levels below the limits of the current wireframes used in the estimation of the new resources described herein.  The Exploration Targets assume that the extension of the Northeast Zone along strike will be confirmed by additional drilling.

Sample Protocol and QA/QC

The sample chain of custody is managed by the Buckreef technical team under the supervision of Anthony Minde. Gold analyses reported in this release were performed by standard fire assay using a 50-gram charge with atomic absorption finish (0.01ppm LLD) and a gravimetric finish for assays greater than 10 grams per tonne. All assays were performed by Nesch Mintech Laboratory in Mwanza (the “Laboratory”). Sampling and analytical procedures are subject to a comprehensive quality assurance and quality control program. The QA/QC program includes duplication to the samples, blanks and analytical standards. Intervals of core to be analyzed are split in half with a mechanized core cutter, with one half sent to the Laboratory for geochemical analysis and the remaining half kept in storage for future reference and uses. The Laboratory is ISO 90001 and 17025 accredited and employs a Laboratory Information Management System for sample tracking, quality control and reporting.

Qualified Person

The Report was compiled by Wenceslaus Kutekwatekwa BSc Hons (Mining Eng.), MBA, FSAIMM, FIoDZ, PRINCE2®, MAMMZ, MPMIZ (Mining Consultant) and Frank Crundwell BSc (Hons) Maths of Finance.  BSc (Chemical Eng.), MSc (Chemical Eng.), PhD (Chemical Eng.)  Pr Eng. FSAIMM, FIChemE (Metallurgy Consultant). Mr. Wenceslaus Kutekwatekwa BSc (Hons) Mining Eng. MBA, FSAIMM, FIoDZ, MAMMZ, MPMIZ the Qualified Person for Virimai Projects has read and approved the contents of this press release .

Statement By Chairman

 “I am delighted that the report today has clearly highlighted two significant aspects of our growing resource base – the high grade nature ( almost 2.0 g/t Au)  of the bulk of our resources , and the  potential to the Inferred category with additional drilling” stated Mr. James E. Sinclair, Executive Chairman.

About Tanzanian Gold Corporation

Tanzanian Gold Corporation is pursuing the development of a gold mine at its Buckreef Project in Tanzania. An ongoing drill program  has, to date, nearly doubled the size of measured and indicated resources to 2.036 million oz, compared to the Company’s June 2018 technical report.. The Company is rapidly advancing on three value-creating tracks, simultaneously: 1. Production from an oxide processing plant, to operate as a separate, stand-alone plant  for the full life of the larger sulphide mining and  processing operation; 2. The Company moves to Final Feasibility for the sulphide  operation and now envisions  a plant  substantially larger than previously modelled. 3. The Company has begun Ultra-Deep Drilling and completed a Level 1 stope design to consider an underground gold mining component at Buckreef and will start infill drilling to update ounces currently in the Inferred category.

Respectfully Submitted,

“James E. Sinclair”

James E. Sinclair

Executive Chairman

For further information, please contact Michael Martin, Investor Relations, via email at m.martin@tangoldcorp.com, direct line 860-248-0999, or visit the Company website at www.tangoldcorp.com

The Toronto Stock Exchange and NYSE MKT LLC have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as “reserves”, “resources”, “geologic resources”, “proven”, “probable”, "measured", "indicated", or "inferred" which may not be consistent with the reserve definitions established by the SEC.  U.S. Investors are urged to consider closely the disclosure in our SEC filings.  You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml

This news release contains certain forward-looking statements and forward-looking information. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time-to-time with the British Columbia, Alberta and Ontario provincial securities regulatory authorities.

Certain information presented in this release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements. Investors are referred to our description of the risk factors affecting the Company, as contained in our SEC filings, including our annual report on Form 20-F and Registration Statement on Form F-10, as amended, for more information concerning these risks, uncertainties, and other factors.